HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.

(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2015

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE, DECEMBER 31, 2014	$ 25,000	$ 49,957,070	$ (26,244,986)	$ 23,737,084
Net Loss	-	-	(15,594)	(15,594)
BALANCE, DECEMBER 31, 2015	$ 25,000	$ 49,957,070	$ (26,260,580)	$ 23,721,490

See notes to financial statements.